As Filed with the Securities and Exchange Commission on February 13, 1998
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                        AMERICAN CAPITAL STRATEGIES, LTD.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   024937 10 4
                                 (CUSIP Number)




===============================================================================

CUSIP No. 024937 10 4                                               SCHEDULE 13G
--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON        Malon Wilkus.
       I.R.S. IDENTIFICATION NO.       Withheld.

--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  | |
--------------------------------------------------------------------------------
(3)    SEC USE ONLY


--------------------------------------------------------------------------------
(4)    CITIZENSHIP: United States of America.


--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER
                                 711,370
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED            0
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  711,370
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       711,370
--------------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |

--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

       6.4%
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON*:

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 024937 10 4                                             SCHEDULE 13G

Item 1.

        (a)    Name of Issuer: American Capital Strategies, Ltd.

        (b) Address of Issuer's Principal Executive Offices: American Capital Strategies, Ltd., 3 Bethesda Metro Center, Suite 860, Bethesda, Maryland 20814.


Item 2.

        (a)    Name of Person Filing: Malon Wilkus.

        (b) Address of Business Office: c/o American Capital Strategies, Ltd., 3 Bethesda, Metro Center, Suite 860, Bethesda,
               Maryland 20814.

        (c)    Citizenship: United States of America.

        (d)    Title of Class of Securities: Common Stock, par value
               $0.01 per share.

        (e)    CUSIP Number: 024937 10 4

Item 3.

        Not Applicable.

Item 4.        Ownership.

        (a)    Amount Beneficially Owned:            711,370

        (b)    Percent of Class:      6.4%

        (c)    Number of Shares to which such person has:

               (i)     sole power to vote or direct the vote:       711,370

               (ii)    shared power to vote or direct the vote:     0

               (iii)   sole power to dispose or to direct the
                       disposition of:                              711,370

               (iv)    shared power to dispose or to direct
                       the disposition of:                          0

CUSIP No. 024937 10 4                                              SCHEDULE 13G


Item 5.        Ownership of Five Percent or Less of a Class.

        Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8.        Identification and Classification of Member of the Group.

        Not Applicable.

Item 9.        Notice of Dissolution of the Group.

        Not Applicable.

Item 10.       Certification.

        Not Applicable.

CUSIP No. 024937 10 4                                              SCHEDULE 13G


                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ Malon Wilkus
                                               --------------------
                                                   Malon Wilkus




Date    February 13, 1998